September 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Fermi LLC
Registration Statement on Form S-11
File No. 333-290089

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), with UBS Securities LLC, Evercore Group L.L.C., Cantor Fitzgerald & Co. and Mizuho Securities USA LLC, as representatives of the several underwriters, hereby join Fermi LLC in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-11 (File No. 333-290089) (the “Registration Statement”) to become effective on Tuesday, September 30, 2025, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed copies of the preliminary prospectus dated September 30, 2025, as amended, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Neil Meyer
Name:	Neil Meyer
Title:	Managing Director

By:	/s/ Brian P. Lei
Name:	Brian P. Lei
Title:	Director

EVERCORE GROUP L.L.C.

By:	/s/ Crystal A. Simpson
Name:	Crystal A. Simpson
Title:	Senior Managing Director

CANTOR FITZGERALD & CO.

By:	/s/ Beau Bohm
Name:	Beau Bohm
Title:	Managing Director, Co-Head of ECM

MIZUHO SECURITIES USA LLC

By:	/s/ Ivana Rupcic-Hulin
Name:	Ivana Rupcic-Hulin
Title:	Managing Director

[Signature Page to Acceleration Request]